BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon  97205
Tel. (503) 294-0940  email: bhgoldatty@aol.com Fax (503) 294-7918

February 21, 2008

Via Email

Mr. A. Eyliger
U. S. Securities and Exchange Commission
100 “F” Street
Washington, D.C. 20549-4561

Re:  Oregon Pacific Bancorp – Pre 14A Proxy and 13E-3

Dear Mr. Eyliger:

In response to your comments, this is to confirm that Southard Financial did not rely on or utilize Oregon Pacific's projections, so with Southard’s permission the reference to that material will be removed from the Fairness Opinion and valuation in our final filing.  Southard did use the 2008 income statement budget, so we have added a summary and discussion of the budget to the amended and final proxy statement.

Very truly yours,

/s/ Bennett H. Goldstein

Bennett H. Goldstein

BHG:jck
Cc:           Oregon Pacific Bancorp
Southard Financial